SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from ____________ to ___________

Commission File Number: 1-13163

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

YUM! Brands 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

YUM! BRANDS 401(k) PLAN

Financial Statements and Supplemental Schedules

September 30, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

YUM! BRANDS 401(k) PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at September 30, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the years ended
September 30, 2005 and 2004	3

Notes to Financial Statements	4

Schedules

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) -- September 30, 2005	10

Schedule H, Line 4j -- Schedule of Reportable Transactions for the year ended
September 30, 2005	11

Report of Independent Registered Public Accounting Firm

Plan Administrator Yum! Brands 401(k) Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Yum! Brands 401(k) Plan (the Plan) as of September 30, 2005 and 2004, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of September 30, 2005, and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended September 30, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
Louisville, Kentucky
September 7, 2006

YUM! BRANDS 401(k) PLAN

Statements of Net Assets Available for Benefits

September 30, 2005 and 2004

(In thousands)

	2005	2004

Assets:
Investments:
Investments, at fair value:
YUM! Stock Fund	$ 170,021	$ 141,882
Investment in common/commingled trusts	158,350	134,260
Various securities	5,801	5,672
Participant loans	14,133	11,491
Total investments	348,305	293,305

Receivables:
Participants' contributions	601	775
Employer contributions	236	249
Interest and dividends	156	104
Total receivables	993	1,128

Cash and cash equivalents	4,168	3,855
Total assets	353,466	298,288

Liabilities:
Other liabilities	172	86
Total liabilities	172	86
Net assets available for benefits	$ 353,294	$ 298,202

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended September 30, 2005 and 2004

(In thousands)

	2005	2004

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$ 42,387	$ 48,677
Interest	712	728
Dividends	1,463	348
Other	298	219
	44,860	49,972
Less investment expenses	(337)	(302)
	44,523	49,670

Contributions:
Participant	28,883	25,883
Employer	11,372	10,785
	40,255	36,668
Total additions	84,778	86,338

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	29,686	22,762
Total deductions	29,686	22,762
Net increase in net assets	55,092	63,576

Net assets available for benefits:
Beginning of year	298,202	234,626
End of year	$ 353,294	$ 298,202

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
September 30, 2005 and 2004
(Tabular amounts in thousands)

(1) Summary Plan Description

The following description of the Yum! Brands 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

YUM! Brands, Inc. (the Company) adopted the Plan effective October 7, 1997 as a result of the spin-off of the Company from PepsiCo, Inc. The Plan is a successor of the PepsiCo Long Term Savings Program. Any employee within a group or class so designated by the Company is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (ERISA).

The Plan has appointed State Street Investor Services as the trustee and CitiStreet Institutional and Total Benefits Outsourcing Divisions as the recordkeeper for the Plan. The trustee is responsible for the management and control of the Plan's assets.

On October 1, 2001, the Plan was amended to adopt a safe harbor matching contribution, in accordance with Code section 401(k)(12)(B).

The investments of the Plan are maintained in a trust (the Trust) by State Street Corporation (the Trustee).

(b) Contributions

Each participant in the Plan may elect to contribute any amount, not to exceed 25% of eligible earnings. The maximum pre-tax contribution allowed for 2005 and 2004 was $14,000 and $13,000, respectively.

Additionally, eligible participants receive a matching contribution from the Company that is equal to the sum of: (a) 100% of such salary deferral contribution that does not exceed 3% of the participant's eligible pay for such pay period, and (b) 50% of such salary deferral contribution that exceeds 3% and does not exceed 5% of the participant's eligible pay for such pay period. Effective July 1, 2005, matching contributions are invested based upon the participant's investment election for his or her salary deferral contributions. Prior to July 1, 2005, all matching contributions were directed into the YUM! Stock Fund and participants were restricted from selling those shares within the YUM! Stock Fund that represented matching contributions. Additionally, effective July 1, 2005, participants may sell any shares within the YUM! Stock Fund that represented matching contributions made at any point in time. Since employees are no longer restricted from selling shares held in the YUM! Stock Fund, there are no non-participant directed investments as of September 30, 2005. The Company may also make discretionary contributions to the Plan. No discretionary contributions were made by the Company for the years ended September 30, 2005 and 2004.

Effective January 1, 2004, the Plan allowed eligible participants to make catch-up contributions. Participants eligible to make catch-up contributions must be 50 years or older by the end of the calendar year in which they want to make the catch-up contribution. These contributions are made in the same manner as salary deferral contributions and are deposited in the participant's salary deferral account. Participants elect a whole dollar amount as a percentage of eligible pay

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
September 30, 2005 and 2004
(Tabular amounts in thousands)

on a per pay period basis. Catch-up contributions are not subject to the 25% of eligible pay limitation. Thus, a participant can contribute more that 25% of pay to the extent needed to make a catch-up contribution. The 2005 ERISA limit on catch-up contributions was $4,000. Catch-up contributions are not eligible for matching contributions.

(c) Investment Options

YUM! Stock Fund

This fund pools participants' contributions to buy shares of YUM! common stock. The fund also holds short-term investments to provide the fund with liquidity to make distributions. The fund is paid cash dividends, which are used to purchase additional shares of YUM! common stock. Effective July 1, 2005, the plan was amended such that YUM! Stock Fund operates as an employee stock ownership plan for tax purposes. This election had no other impact on the Plan.

Stable Value Fund

The Stable Value Fund invests in a diversified portfolio of stable value contracts issued by insurance companies, banks, and other financial institutions. The Stable Value Fund utilizes high-quality fixed income securities wrapped by an insurance company, bank, or other financial institution.

Large Company Index Fund

The Fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

Bond Market Index Fund

The Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The Fund invests in a well-diversified portfolio that is representative of the broad domestic bond market.

Mid-sized Company Index Fund

The Fund invests in all 400 stocks in the S&P MidCap 400 Index in proportion to their weighting in the Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

Small Company Index Fund

The Fund attempts to invest in all 2,000 stocks in the Russell 2000 Index in proportion to their weighting in the Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

International Index Fund

The Fund typically invests in all the stocks in the Morgan Stanley Capital International Europe, Australasia, and Far East Index in proportion to their weighting in the Index.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
September 30, 2005 and 2004
(Tabular amounts in thousands)

(d)	Participants Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e)	Participant Loans

The Plan has a loan program for participants. The maximum amount a participant may borrow, when aggregated with all other outstanding loans of the participant, is the lesser of: a) 50% of the participant's vested interest under the Plan; b) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day prior to the date the loan was made, over the outstanding balance of loans on the date the loan was made; c) 100% of the value of the participant's investment in certain funds; or d) the maximum loan amount that can be amortized by the participant's net pay. Loans may be outstanding for up to four years. The interest rate for loans is based on the prime rate as of the last day of the month before the loan request plus 1%. A participant may have up to two loans outstanding from the Plan at any time. A one-time loan origination fee of $50 per loan is charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant's investment election percentages. For each month or part thereof the loan remains outstanding, the borrowing participant may be assessed a monthly administration fee. Any loans outstanding shall become immediately due and payable in full if the participant's employment is terminated. Principal and interest is paid ratably through monthly payroll deductions.

As required by Section 526 of the Soldiers' and Sailors' Civil Relief Act of 1940, as amended, no interest rate shall be more than 6 percent for the loan of any participant during the period that the participant is serving in the United States military. This limit includes traditional interest and any other service charge or other fee with respect to the loan.

The loans are secured by the balance in the participant's account and currently outstanding loans bear interest at rates that range from 4.0% to 11.5% as of September 30, 2005.

(f)	Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

(g)	Withdrawals

Distributions under the Plan are made upon a participant's death, disability, retirement, hardship or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution. As discussed above, the Plan permits withdrawals under a loan program.

(h)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA and the Internal Revenue Code.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
September 30, 2005 and 2004
(Tabular amounts in thousands)

(2)	Summary of Accounting Policies

	(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

	(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(c)	Investment Valuation and Income Recognition

Investment Valuation -- Cash and cash equivalents and participant loans are recorded at cost, which approximates fair value. Investments in common stock, common/commingled trusts and various securities are valued at quoted market prices.

Income Recognition -- Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sales of securities are reported on the average cost method.

	(d)	Payment of Benefits

In accordance with guidance issued by the America Institute of Certified Public Accountants, the Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, "Annual Return/Report of Employee Benefit Plan," distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment resulted in differences between the Plan's Form 5500 and the accompanying financial statements for the years ended September 30, 2005 and 2004 and are summarized in Note 6.

	(e)	Administrative Costs

All usual and reasonable expenses of the Plan may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee out of the Trust. All expenses for the years ended September 30, 2005 and 2004 were borne by the Company, except for monthly investment service fees charged to the funds, loan application fees charged to participants who obtained a loan and transaction fees charged to participants within the Self-directed Brokerage Account.

	(f)	Reclassifications

Certain items in the Statements of Net Assets Available for Benefits were reclassified in order to be comparable with the current classifications. These reclassifications had no effect on previously reported net assets available for benefits.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
September 30, 2005 and 2004
(Tabular amounts in thousands)

(3) Investments

Individual investments that represent 5% or more of the Plan's net assets available for benefits as of September 30, 2005 and 2004 were as follows:

	2005	2004
YUM! Stock Fund	$ 170,021	$ 141,882
Stable Value Fund	33,457	32,884
Large Company Index Fund	52,045	46,381
Bond Market Index Fund	21,851	18,016
Mid-sized Company Index Fund	24,287	17,743

Company Common Stock, which is included in the YUM! Stock Fund, included non-participant directed investments for periods prior to July 1, 2005.

Appreciation (including gains and losses on investments bought and sold, as well as held during the years) on investments was as follows:

	2005	2004

YUM! Stock Fund	$ 27,399	$ 37,167
Common/commingled trusts	14,988	11,510

	$ 42,387	$ 48,677

(4)	Nonparticipant-Directed Investments

The YUM! Stock Fund has net assets of zero and $52.2 million which are nonparticipant-directed investments at September 30, 2005 and 2004, respectively. Effective July 1, 2005, the Plan no longer has non-participant directed investments (see Note 1). Information about the significant components of the changes in net assets relating to the nonparticipant-directed investment portion of the YUM! Stock Fund is as follows:

	2005	2004

Changes in net assets:
Contributions	$ 11,372	$ 10,785
Interest	4	2
Net appreciation	10,619	12,622
Benefits paid to participants	(5,913)	(3,482)
Transfers to participant-directed investments	(16,082)	(18)

	$ -	$ 19,909

(5)	Tax Status

The Company obtained its latest determination letter dated September 4, 2003, in which the Internal Revenue Service stated that the Plan and related trust are operating in accordance with the applicable

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
September 30, 2005 and 2004
(Tabular amounts in thousands)

requirements of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is operating in accordance with the applicable requirements of the IRC.

(6) Reconciliation of Financial Statements to Form 5500

Notwithstanding the requirements of U.S. generally accepted accounting principles, the U.S. Department of Labor requires that unpaid benefit amounts be reported as a liability of the Plan for purposes of Internal Revenue Service Form 5500 filings. As a result, the following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan's Form 5500.

Net assets available for benefits

	2005	2004

Net assets available for benefits, as reported in the financial
statements	$ 353,294	$ 298,202
Less benefits payable at end of year	218	26
Net assets available for benefits, as reported in the Plan's
Form 5500	$ 353,076	$ 298,176

Participant benefits

	2005	2004
Benefit payments for the years ended September 30, 2005
and 2004, as reported in the financial statements	$ 29,686	$ 22,762
Less benefits payable at beginning of year	26	16
Plus benefits payable at end of year	218	26
Benefit payments for the years ended September 30, 2005
and 2004, as reported in the Plan's Form 5500	$ 29,878	$ 22,772

(7)	Related Party Transactions

Certain Plan investments are shares of common/commingled trusts managed by the Trustee. Transactions involving these investments qualify as party-in-interest transactions.

(8)	Risks and Uncertainties

The Plan provides for investment options in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan's exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements.

SUPPLEMENTAL SCHEDULES

YUM! BRANDS 401(k) PLAN

EIN: 13-3951308
PN: 003

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

September 30, 2005

Identity of issue, borrower, or similar party	Description of interest	Fair Value

YUM! Stock Fund [1]	3,512,107 shares	$ 170,021,132

Common/commingled trusts:
Stable Value Fund [1]	33,456,948 shares	33,456,948
Large Company Index Fund [1]	228,892 shares	52,045,160
Bond Market Index Fund [1]	1,332,393 shares	21,851,246
Mid-Sized Company Index Fund [1]	983,329 shares	24,287,234
Small Company Index Fund [1]	751,943 shares	16,117,137
International Index Fund [1]	656,964 shares	10,592,238
Total		158,349,963

Self-directed Brokerage Account [1]	Various	5,801,285

Loans to participants [1]	Interest rates ranging from 4.0% to 11.5%	14,132,462

Government STIF [1,2]	3,163,650 shares	3,163,650
Cash and cash equivalents [1]		1,004,708

Total cash and cash equivalents		4,168,358

Total		$ 352,473,200

1 Party-in-interest as defined by ERISA.

2 The Government STIF consists of cash equivalent investments and is classified as cash and cash equivalents in the Statement of Net Assets Available for Benefits.

See accompanying independent auditor's report.

YUM! BRANDS 401(k) PLAN

EIN: 13-3951308
PN: 003

Schedule H, Line 4j -- Schedule of Reportable Transactions

Year ended September 30, 2005

Identity of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain
Series of transactions in excess of 5% of plan assets:

* State Street Global Advisors	Stable Value Fund	$ 8,080,901	-	8,080,901	8,080,901	-
* State Street Global Advisors	Government STIF	42,305,554	-	42,305,554	42,305,554	-
* State Street Global Advisors	Government STIF	-	41,992,214	41,992,214	41,992,214	-
* State Street Global Advisors	Stable Value Fund	-	7,496,100	7,496,100	7,496,100	-

Single transactions in excess of 5% of plan assets: N/A

* Party-in-interest

See accompanying independent auditors' report.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By: /s/ Janet Sims
Janet Sims
Plan Administrator

Date: September 7, 2006

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

23	Consent of Independent Auditors